UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

TRIPATH IMAGING, INC.
(Name of Issuer)
Common Stock $0.01 PAR VALUE
(Title of Class of Securities)

896942109
(Cusip Number)

Peter R. Douglas
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Tel No.:212-450-4336
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
November 15, 2000 (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following: ☐

SCHEDULE 13D

CUSIP No. 896942109	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Roche International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000 - See Item 5
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,000,000 - See Item 5
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% - See Item 5
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 896942109	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Roche Image Analysis Systems, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,950,680 - See Item 5
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,950,680 - See Item 5
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,950,680 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% - See Item 5
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of TriPath Imaging Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 780 Plantation Drive, Burlington, North Carolina 27215.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of Roche International Ltd., a Bermuda corporation ("International") and Roche Image Analysis Systems, Inc., a Delaware corporation ("RIAS" and, together with International, the "Reporting Persons"). International is a wholly owned subsidiary of Canadian Pharmholding Ltd., a Canadian corporation ("Pharmholding"), which is in turn a wholly owned subsidiary of SAPAC Corporation Ltd., a corporation organized under the laws of the Province of New Brunswick, Canada ("SAPAC"). RIAS is a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation ("Holdings Inc."), which is in turn a wholly owned subsidiary of Roche Finance Ltd, a Swiss company ("Finance"). SAPAC and Finance are each wholly owned subsidiaries of Roche Holding Ltd, a Swiss company ("Holding Ltd"). Pursuant to an agreement, Professor Kurt Jenny has the power to vote a majority of the voting securities of Holding Ltd. International, RIAS, Pharmholding, SAPAC, Holdings Inc., Finance, Holding Ltd and Professor Jenny are collectively referred to herein as the "Roche Entities."

Professor Jenny is an attorney at law and a citizen of Switzerland. He maintains a principal office at Aeschengraben 18, Postfach 3309, 4002 Basel, Switzerland. Holding Ltd is the parent company of an international health care concern operating in more than 100 countries and employing approximately 60,000 people worldwide.

Holding Ltd is a holding company which, through its subsidiaries (collectively, the "Roche Group"), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals, bulk vitamins and fine chemicals and in the business of in vitro diagnostics. The Roche Group is one of the world's leading research-based health care groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostic systems. The Roche Group is also one of the world's largest producers of bulk vitamins and fine chemicals. The address of the principal office of Holding Ltd is Grenzacherstrasse 124, 4002 Basel, Switzerland.

Finance is a holding company having participations in various subsidiaries of Holdings Ltd. The address of the principal office of Finance is Grenzacherstrasse 122, 4002 Basel, Switzerland.

Holdings Inc. was organized in Delaware in 1987 to act as a holding company for substantially all of Holding Ltd's United States operations. The address of the principal office of Holdings Inc. is One Commerce Center, Suite 1050, Wilmington, Delaware 19801.

SAPAC is a holding company incorporated as a non-resident corporation under the laws of the Province of New Brunswick, Canada with its principal executive offices at Cerrito 461, Piso 4, P.O. Box 531, Correo Central, Monevideo, Uruguay 11000.

Pharmholding is a holding and finance company incorporated in Bermuda. The address of the principal office of Pharmholding is Corner House, Church & Parliament Street, Hamilton HM12, Bermuda.

International is a trading and finance company incorporated in Bermuda. The address of the principal office of International is Corner House, Church & Parliament Street, Hamilton HM12, Bermuda.

RIAS is a holding company the principal assets of which are the Shares of the Issuer. The address of the principal office of RIAS is 340 Kingsland Street, Nutley, New Jersey 07110.

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of the Roche Entities that is a corporation is set forth on Schedules A through F.

During the past five (5) years, neither any of the Roche Entities nor, to the best knowledge of any of the Roche Entities, any of the other persons listed on Schedules A through F attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Securities Purchase Agreement described in Item 4 below, as of the Closing (as defined in Item 4 below), International acquired from the Issuer 5,000,000 Shares and warrants to purchase an additional 5,000,000 Shares, for an aggregate purchase price of approximately $43 million in cash. The consideration for the acquisition of the Shares and warrants was financed from working capital of International.

Item 4. Purpose of Transaction.

On November 15, 2000 (the "Closing"), pursuant to a Securities Purchase Agreement by and among the Issuer, International and certain stockholders of the Issuer named therein, dated as of September 26, 2000 (the "Purchase Agreement," attached hereto and made a part hereof as Exhibit 2), International acquired from the Issuer: (i) 5,000,000 Shares (the "Purchased Shares") at a price of $8.00 per Share; (ii) a warrant to purchase 3,000,000 Shares at an exercise price of $10.00 per Share ("Warrant No. 1"); (iii) a warrant to purchase 1,000,000 Shares at an exercise price of $12.50 per Share ("Warrant No. 2"); and (iv) a warrant to purchase 1,000,000 Shares at an exercise price of $15.00 per Share ("Warrant No. 3" and, together with Warrant No. 1 and Warrant No. 2, the "Warrants" attached hereto and made a part hereof as Exhibit A to the Purchase Agreement). The Warrants may be exercised at any time prior to the third anniversary of the Closing. The purchase price for the Purchased Shares is $40.0 million and the aggregate purchase price for the Warrants is approximately $3.0 million, in each case paid in cash.

Pursuant to the Purchase Agreement, the Issuer is to cause to be elected to its Board of Directors an individual designated by International, until such time as (i) International holds fewer than 4,750,000 Shares or (ii) International holds less than 7.5% of the outstanding Shares.

Each of the Warrants contains anti-dilution provisions typical for such instruments.

International has acquired the Shares for investment. International intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, International may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as set forth above, none of the Roche Entities has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) RIAS is the beneficial owner 2,950,680 Shares (the "RIAS Shares") representing approximately 8.7% of Shares outstanding. International is the beneficial owner of 5,000,000 Shares and, assuming the exercise of the Warrants, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), to be the beneficial owner of an additional 5,000,000 Shares (with the Purchased Shares, the "International Shares") representing in the aggregate approximately 25.8% of Shares outstanding (assuming exercise of the Warrants).

By virtue of his contractual power to vote a majority of the voting securities of Holding Ltd, Professor Jenny may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly any Shares beneficially owned by Holding Ltd As sole shareholder of each of Finance and SAPAC, Holding Ltd may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly any Shares beneficially owned by such entities. However, each of Professor Jenny and Holding Ltd expressly disclaim beneficial ownership of either the RIAS Shares or the International Shares.

As sole shareholder of Holdings Inc., Finance may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly any Shares beneficially owned by Holdings Inc. As sole shareholder of RIAS, Holdings Inc. may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly any Shares beneficially owned by RIAS. However, each of Finance and Holdings Inc. expressly disclaim beneficial ownership of the RIAS Shares.

As sole shareholder of Pharmholding, SAPAC may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly any Shares beneficially owned by Pharmholding. As sole shareholder of International, Pharmholding may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly any Shares beneficially owned by International. However, each of SAPAC and Pharmholding expressly disclaim beneficial ownership of the International Shares.

(b) Except as otherwise described herein, neither the Roche Entities nor any other person controlling the Roche Entities nor, to the best of the knowledge of the Roche Entities, any of the persons named in Schedules A through G hereto has any sole or shared power to vote or direct the vote of any Shares nor sole or shared power to dispose of or direct the disposition of any Shares.

(c) Except as set forth herein, no transaction in Shares have been effected during the past 60 days by the Roche Entities, any other person controlling any of the Roche Entities or, to the best of the knowledge of the Roche Entities, any of the persons named in Schedules A through G hereto.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 above is hereby incorporated by reference herein.

A copy of the Securities Purchase Agreement, including the forms of Warrants, is attached hereto as Exhibit 2 and incorporated herein by reference.

Except for the Securities Purchase Agreement and Warrants described above, to the best knowledge of the Roche Entities, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Title
1.	Joint Filing Agreement between International and RIAS
2.	Securities Purchase Agreement by and among TriPath Imaging, Inc., Roche International Ltd. and Certain Stockholders of TriPath Imaging, Inc., dated as of September 26, 2000, including forms of Warrants.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2000

ROCHE INTERNATIONAL LTD. By: /s/ C. George Burch Name: C. George Burch Title: President By: /s/ John S.T. Stout Name: John S.T. Stout Title: Treasurer

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2000

ROCHE IMAGE ANALYSIS SYSTEMS, INC. By: /s/ Frederick C. Kentz III Name: Frederick C. Kentz III Title: Secretary

Schedule A

Executive Officers and Directors of Roche International Ltd.

The names of the Directors and the names and titles of the Executive Officers of Roche International Ltd. ("International") and their principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of International at Corner House, Church & Parliament Street, Hamilton HM12, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to International and each individual is a citizen of Bermuda.

Name, Business Address	Present Principal Occupation
* Graham B R Collis	Vice President
* John R. Talbot	Retired
* Ernest Egli Citizen of Brazil	General Manager, Produtos Roche, Brazil
* C. George Burch	President and Managing Director; President, Canadian Pharmholding Ltd.
* C.F. Alexander Cooper	Partner, Conyers, Dill & Pearman, Bermuda
* John S. T. Stout	Treasurer
Wayne Morgan	Secretary
I.S. Outerbridge	Assistant Secretary
Nicolas G. Trollope	Alternate Director

* Director

Schedule B

Executive Officers and Directors of Roche Image Analysis Systems, Inc.

The names of the Directors and the names and titles of the Executive Officers of Roche Image Analysis Systems, Inc. ("RIAS") and their principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of RIAS at 340 Kingsland Street, Nutley, New Jersey 07110. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to RIAS and each individual is a citizen of the United States.

Name, Business Address	Present Principal Occupation
* Patrick J. Zenner	President
* Frederick C. Kentz III	Secretary
Ivor Macleod	Vice President
Linda Seyffarth	Treasurer
Frank J. D'Angelo	Assistant Treasurer
* John S. T. Stout	Treasurer
Dave McDede	Assistant Treasurer

* Director

Schedule C

Executive Officers and Directors of Canadian Pharmholding Ltd.

The names of the Directors and the names and titles of the Executive Officers of Canadian Pharmholding Ltd. ("Pharmholding") and their principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Pharmholding at Corner House, Church & Parliament Street, Hamilton HM12, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Pharmholding and each individual is a citizen of Bermuda.

Name, Business Address	Present Principal Occupation
* C.F. Alexander Cooper	Vice President
* Graham B. R. Colis	Partner, Conyers, Dill & Pearman, Bermuda
* Dr. Ramon P. Diaz Citizen of Uruguay	Lawyer, Guyer & Regules, Uruguay
* John R. Talbot	Retired
* C. George Burch	President; President and Managing Director, Roche International Ltd.
Wayne Morgan	Secretary
I.S. Outerbridge	Assistant Secretary
John S.T. Stout	Treasurer

* Director

Schedule D

Executive Officers and Directors of SAPAC Corporation Ltd.

The names of the Directors and the names and titles of the Executive Officers of SAPAC Corporation Ltd. ("SAPAC") and their principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of SAPAC at Cerrito 461, Piso 4, P.O. Box 531, Correo Central, Monevideo, Uruguay 11000. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to SAPAC.

Name, Business Address	Present Principal Occupation
* Dr. Andreas Mueller Citizen of Switzerland	President and Treasurer
* Dr. Ramon P. Diaz Citizen of Uruguay	Lawyer, Guyer & Regules, Uruguay
* C. George Burch	President; President and Managing Director, Roche International Ltd.

* Director

Schedule E

Executive Officers and Directors of Roche Holdings Inc.

The names of the Directors and the names and titles of the Executive Officers of Roche Holdings, Inc. ("Holdings Inc.") and their principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd ("Holding Ltd"), which is Grenzacherstrassse 124, 4002 Basel, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Holding Ltd and each individual is a citizen of Switzerland.

Name, Business Address	Present Principal Occupation
* Dr. h. c. Fritz Gerber President	Chairman of the Board
* Dr. Henri B. Meier Vice President-Finance and Treasurer	Chief Financial Officer
Marcel F. Kohler Vice President, Controller and Secretary One Commerce Center, Suite 1050 Wilmington, DE 19801	Vice President; Controller and Secretary of Holdings Inc.

* Director

Schedule F

Executive Officers and Directors of Roche Finance Ltd.

The names of the Directors and the names and titles of the Executive Officers of Roche Finance Ltd ("Finance") and their principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd ("Holding Ltd"), which is Grenzacherstrassse 124, 4002 Basel, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Holding Ltd and each individual is a Swiss citizen.

Name, Business Address	Present Principal Occupation
* Dr. h. c. Fritz Gerber Chairman of the Board	Chairman of the Board
* Dr. Franz B. Humer	Chief Executive Officer
* Dr. Henri B. Meier	Chief Financial Officer

* Director

Schedule G

Executive Officers and Directors of Roche Holdings Ltd.

The name of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd, which is Grenzacherstrasse 124, Basel, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen, except that Mr. Brabeck-Letmathe is an Austrian citizen, Mr. von Prondzynski is a German citizen and Mr. Burns and Professor Knowles are citizens of the United Kingdom.

Name, Business Address	Present Principal Occupation
Dr. h. c. Fritz Gerber	Chairman of the Board
Dr. Andres F. Leuenberger	Vice Chairman
Mr. Rolf Haenggi	Vice Chairman
Dr. Franz B. Humer	Chairman of the Executive Committee; Head of Pharmaceuticals Division
Mr. Peter Brabeck-Letmathe Nestle SA Avenue Nestle, CH-1800 Verey	Chief Executive Officer of Nestle
Mr. Andre Hoffman La Massellaz CH-1126 Vaux sus Morges	Businessman
Professor Kurt Jenny Aeschengraben 18 P.O. Box 3309 CH-4002 Basel	Attorney-at-Law
Dr. h.c. Henri B. Meier	Chief Financial Officer
Dr. Andreas Oeri St. Alban-Vorstadt 69 4052 Basel	Surgeon
Professor Dr. Charles Weissman Flat 43, Hereford House 66 North Row London W1R1 DE Great Britain	University professor
Gottlieb A. Keller	Secretary to the Board of Directors

* Director

Executive Committee

Name, Business Address	Present Principal Occupation
Dr. Franz B. Humer	Chairman of the Executive Committee, Head of Pharmaceuticals Division
Dr. h.c. Henri B. Meier	Chief Financial Officer
Mr. Heino von Prondzynsky	Diagnostics Division
Dr. Markus Altwegg	Vitamins and Fine Chemicals Division
Mr. William M. Burns	Pharma International Operations
Prof. Dr. Jonathan Knowles	Global Pharmaceutical Research
Dr. Daniel Villiger	Corporate Services